# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PHIBRO ANIMAL HEALTH CORP, CIK 0001069899
CUSIP: 71742Q106
Title of class of securities: Class A
Address of issuer's principal executive offices: GLENPOINTE CENTRE EAST, 3RD FLOOR, GLENPOINTE CENTRE EAST, 3RD FLOOR, TEANECK, New Jersey (NJ), 07666
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001027796-24-000033
Filed by CIK 0001027796

## Reporting persons
- PZENA INVESTMENT MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 616,071; shared voting power 0; sole dispositive power 723,830; shared dispositive power 0; aggregate amount beneficially owned 723,830 (3.6% of the class)

## Item 1. Issuer
Name of issuer: PHIBRO ANIMAL HEALTH CORP
Address of issuer's principal executive offices: GLENPOINTE CENTRE EAST, 3RD FLOOR, GLENPOINTE CENTRE EAST, 3RD FLOOR, TEANECK, NEW JERSEY, 07666.

## Item 2. Person Filing
Name of person filing: Pzena Investment Management, LLC
Address of principal business office or, if none, residence:
320 Park Avenue, 8th floor
New York, NY 10022
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 723,830
Percent of class: 3.6
Sole power to vote or to direct the vote: 616,071
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 723,830
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: CLIENTS OF THE FILING INVESTMENT MANAGER HAVE THE RIGHT TO RECEIVE AND THE ULTIMATE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM, OR THE PROCEEDS OF SALE OF THE SECURITIES REPORTED ON HEREINABOVE. NO INTEREST OF ANY ONE OF SUCH CLIENTS RELATES TO MORE THAN FIVE PERCENT OF THE CLASS.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PZENA INVESTMENT MANAGEMENT LLC: s/Steven Coffey, Chief Legal Risk Officer & Chief Compliance Officer (04/28/2025)